Mail Stop 4561
September 11, 2006

James M. Jack
President
Cascade Coaching Corp.
500-666 Burrard Street
Vancouver, British Columbia V6C 3P6

Re: Cascade Coaching Corp.
        Post-Effective Amendment on Form SB-2
        Filed on September 8, 2006
        File No. 333-129056

Dear Mr. Jack:

        We have conducted a limited review of your filing and have
the
following comments.   Where indicated, we think you should revise
your document in response to these comments. If you disagree, we
will consider your explanation as to why our comment is
inapplicable
or a revision is unnecessary. Please be as detailed as necessary
in
your explanation. In some of our comments, we may ask you to
provide
us with information so we may better understand your disclosure.
After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

General
1. Please provide us an analysis of how Mr. Nutt complies with
Rule
3a4-1 of the Exchange Act. Your analysis should specifically
address
the conditions referenced in subsection (a)(4).
2. Please include the undertaking required by Item 512(a)(4) of
Regulation S-B.

        As appropriate, please amend your registration statement in

response to these comments. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing
your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities Act
of
1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company`s
disclosure, they are responsible for the accuracy and adequacy of
the
disclosures they have made.

        Notwithstanding our comments, when the company requests
effectiveness for the pending registration statement, it should
furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated
authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to
delegated authority, in declaring the filing effective, does not
relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

        In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in connection with our review of
your
filing or in response to our comments on your filing.

        Please contact me at (202) 551-3852 with any other questions.

                                Sincerely,

                                Michael McTiernan
                             Special Counsel

cc: Conrad C. Lysiak, Esq. (via facsimile)